03032345

Johnson Matthey

September 22, 2003

Robert M. Talley
Vice President, General Counsel
and Secretary

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7099 3400 0005 5446 1838

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 29 2003
WASH, D.C. 188

SUPPL

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

Notification of Major Interests in Shares	**9 September 2003**
Dealings By Directors	**9 September 2003**
Dealings By Directors	**18 September 2003**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

dlw 9/30

Robert M. Talley
Vice President & General Counsel

Enclosure
cc: S. A. Farrant (w/o enclosures)
O:\LG\S\SEC\SEC092203.DOC

NORTH AMERICAN CORPORATE
460 East Swedesford Road, Wayne PA 19087-1880 TEL: (610) 971-3131, FAX: (610) 971-3022

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Holding(s) in Company
Released	08:51 9 Sep 2003
Number	5401P

JM Johnson Matthey

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Name of company	Johnson Matthey plc
Name of shareholder having a major interest	Legal & General Investment Management
Person with holding	As in 2 above
Name of registered holder	HSBC Global Custody Nominee (UK) Ltd
Number of shares/amount of stock acquired	n/a
Percentage of issued class	n/a
Number of shares/amount of stock disposed	623,885
Percentage of issued class	0.28%
Class of security	Ordinary £1 shares
Date of transaction	2/9/2003
Date company informed	3/9/2003
Total holding following this notification	8,819,583
Total percentage holding of issued class following this notification	4.00%
Any additional information	
Name of contact and telephone number for queries	Brigid Conway 0207 269 8461
Name of authorised company	Brigid Conway

official responsible for making this notification

Date of this notification: **9 September 2003**

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	08:57 9 Sep 2003
Number	5396P

JM Johnson Matthey

DEALINGS BY DIRECTORS

FOR IMMEDIATE RELEASE

Name of Company	Johnson Matthey PLC
Name of Director	L C Pentz
Person with Holding(s)	L C Pentz
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
Connected Person(s)	n/a
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan.
Number of Shares/Amount of stock acquired	18/8/2003 – 146; 8/9/2003 – 59; TOTAL 205
Percentage of Issued Class	
Number of Shares/Amount of Stock Disposed	n/a
Percentage of Issued Class	
Class of Security	Ordinary £1 shares
Price Per Share	18/8/2003 - £9.57; 8/9/2003 - £10.135
Date of Transaction	18/8/2003 and 8/9/2003
Date Company Informed	8/9/2003

Total Holding Following this notification	**Shares**	**Options**	**LTIP allocations**
	8891	*86230*	*47795*

Total Percentage Holding of Issued Class Following this Notification	Less than 0.01%

Contact and telephone number for queries:
B T Conway 020 7269 8461

Name of authorised company official responsible for making this notification
B T Conway, 020 7269 8461

Date of Notification: 9 September 2003

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	16:01 18 Sep 2003
Number	9350P

JM Johnson Matthey

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
P N Hawker
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

Number of shares/amount of stock acquired

C R N Clark	39
N A P Carson	39
P N Hawker	39
D W Morgan	39
J N Sheldrick	39

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£9.95

Date of transaction